Oaktree Acquisition Corp.

333 South Grand Avenue

28th Floor

Los Angeles, CA 90071

July 12, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Electronics and Machinery

100 F Street, NE

Washington, D.C. 20549

Re:	Oaktree Acquisition Corp.
Amendment No. 1 to Registration Statement on Form S-1
Filed July 9, 2019
File No. 333-232444

Ladies and Gentlemen:

This letter sets forth responses of Oaktree Acquisition Corp. (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated July 11, 2019, with respect to the above referenced Registration Statement on Form S-1 (the “Registration Statement”).

The text of the Staff’s comments has been included in this letter for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment.

In addition, the Company has revised Exhibits 5.1 and 5.2 to the Registration Statement in response to the Staff’s comments and the Company is concurrently filing an amendment to the Registration Statement with this letter, which includes these revised exhibits.

Amendment No. 1 to Registration Statement on Form S-1 filed July 9, 2019

Exhibit 5.1, page II-1

1.

Staff’s Comment: We note assumptions (a) through (d) in this opinion. The opinion that you file to satisfy your obligations under Regulation S-K Item 601(b)(5) should not assume conclusions of law that are necessary requirements of the ultimate opinion. Although we will not comment if counsel indicates in the New York law opinion that it relied on the filed Cayman Islands law opinion, New York counsel should not assume away relevant Cayman Islands law. See Securities Act Rule 436(f) and file an opinion that is revised as appropriate.

Response: The Company acknowledges the Staff’s comment and advises the Staff that Kirkland & Ellis LLP has revised its opinion in accordance with the Staff’s comment, and such opinion has been refiled as Exhibit 5.1 to the Registration Statement.

Exhibit 5.2, page II-1

2.

Staff’s Comment: Please revise opinion 2 to make it clear that the opinion is opining on the Ordinary Shares issuable upon exercise or redemption of the Warrants in the manner contemplated in the Warrant Documents. Also, please tell us, with a view toward filing a clarified opinion, why paragraph (iv) appears to indicate that the registration statement registers the exercise of the warrants in the units, given the disclosure in your filing states that such registration is not included.

Response: The Company acknowledges the Staff’s comment and advises the Staff that Walkers has revised its opinion in accordance with the Staff’s comment, and such opinion has been refiled as Exhibit 5.2 to the Registration Statement (the “Walkers Opinion”).

3.

Staff’s Comment: We note that the assumptions in sentences 2 and 3, including board authorization and and filing of corporate documents. These appear to be inappropriate assumptions in that they assume that you have taken all corporate actions necessary to authorize the issuance of the securities being registered. Please file an opinion that does not contain such assumptions. For guidance, please refer to Part II.B.3.a of Staff Legal Bulletin No. 19.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the referenced assumptions have been revised in the Walkers Opinion. Number 2 now assumes that the signatures appearing on the written consent of the Company’s board of directors are in fact the signatures of the directors of the Company. Number 3 now assumes that the Company’s memorandum and articles of association, in effect on the date of the opinion, will in fact be unchanged on the date the ordinary shares are issued.

4.

Staff’s Comment: Please tell us why the assumption in sentence 5, that the price in any event will not be less than the stated par or nominal value of each Ordinary Share, is necessary and appropriate.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that, as a matter of Cayman Islands law, ordinary shares are only “fully paid” where the nominal amount of the shares is paid up. The shares to be included as part of the units in the offering will be fully paid as the offering price of the units is $10, however as a factual matter, Walkers must make this assumption since the shares have not yet been purchased for at least nominal value.

5.	Staff’s Comment: Please file an opinion of counsel that also consents to such counsel being named in the registration statement.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the Walkers Opinion now contains the referenced consent.

6.	Staff’s Comment: Paragraph 1 in Schedule 1 appears to incorrectly refer to Exhibit 3.1 as your amended articles to be in effect upon consummation of this offering. Please file a revised opinion.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the Walkers Opinion now contains the correct exhibit reference.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Christian O. Nagler at (212) 446-4660 and Peter S. Seligson at (212) 446-4756 of Kirkland & Ellis LLP.

Sincerely,

/s/ Patrick McCaney
Patrick McCaney

Via E-mail:

cc:	Christian O. Nagler

Peter S. Seligson

Kirkland & Ellis LLP

Paul D. Tropp

Christopher J. Capuzzi

Ropes & Gray LLP

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